UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Crypto Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22906C1027

(CUSIP Number)

The Crypto Company

23823 Malibu Road, # 50477

Malibu, California 90265

(424) 228-9955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Holly Ruxin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,224,210 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,224,210 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,224,210 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07% (2)
14	TYPE OF REPORTING PERSON IN

(1) The 120,224,210 shares of Common Stock beneficially owned by the Reporting Person consist of (ii) 119,874,210 shares of Common Stock directly owned by Ms. Ruxin, and (ii) 350,000 vested options held by Ms. Ruxin.

(2) The aggregate percentage of Common Stock reported owned by the Reporting Person is based on the Issuer’s calculation that it had 1,981,881,172 shares of Common Stock outstanding on June 28, 2024.

Item 1. Security and Issuer.

The class of securities to which this statement on Schedule 13D (“Schedule 13D”) relates is Common Stock of The Crypto Company, a Nevada corporation (the “Issuer”), with a par value of $0.001 (the “Shares”). The address of the principal executive office of the Issuer is 23823 Malibu Road, # 50477, Malibu, California 90265.

Item 2. Identity and Background.

This Schedule 13D is being filed by Holly Ruxin (the “Reporting Person”), a member of the Board of Directors of the Issuer (the “Board”) since April 2018. The business address of the Reporting Person is c/o The Crypto Company, 23823 Malibu Road, # 50477, Malibu, California 90265. The Reporting Person is a citizen of the United States.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 17, 2018, the Issuer, upon the approval of the Board, granted the Reporting Person a stock option to purchase 100,000 Shares pursuant to the Issuer’s 2017 Equity Incentive Plan. The stock option vested in full on the six-month anniversary of the grant date.

On May 18, 2020, the Issuer, upon the approval of the Board, granted the Reporting Person a stock option to purchase 250,000 Shares pursuant to the Issuer’s 2017 Equity Incentive Plan. The stock option vested in full upon grant.

On January 1, 2022, the Issuer, upon the approval of the Board, granted the Reporting Person a restricted stock award to purchase 250,000 Shares pursuant to the Issuer’s 2017 Equity Incentive Plan. The stock option vested in full upon grant.

On June 28, 2024, the Issuer, upon the approval of the Board, granted the Reporting Person a stock award of 119,859,210 shares of the Issuer’s Common Stock, for her exceptional performance and dedicated service on the Board.

Item 4. Purpose of Transaction.

Item 3 above is incorporated into this Item 4 by reference.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of its securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

Except as set forth in this Item 4 and Item 6 below, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934 (the “Act”). However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Person also retains the right to change its investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by it (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Person is a member of the Board of Directors of the Issuer. As a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover page to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on the Issuer’s calculation that it had 1,981,881,172 shares of Common Stock outstanding on June 28, 2024.

(b) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on the Issuer’s calculation that it had 1,981,881,172 shares of Common Stock outstanding on June 28, 2024.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

/s/ Holly Ruxin
Holly Ruxin